Exhibit 99.2

TIZIANA LIFE SCIENCES PLC

(Incorporated in England and Wales with Registered No. 3508592)

FORM OF PROXY

For use at the Annual General Meeting to be held at Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS at 10:00 a.m. on 31 May 2019

Before completing this form, please read the explanatory notes below and the notes to the notice of the Annual General Meeting.

I / WE, ________________________________________________________________________

being a member of Tiziana Life Sciences plc (the “Company”), appoint the Chairman of the Annual General Meeting or ________________________________________________________________________

(Please carefully complete using BLOCK CAPITALS and black ink)

as my/our proxy to exercise all or any of my rights to attend, speak and vote on my/our behalf at the Annual General Meeting of the Company to be held on 31 May 2019 and at any adjournment of the Annual General Meeting.

☐	Please tick here if this proxy appointment is one of multiple appointments being made (see note 3 below).

Enter number of shares in relation to which your proxy is authorised to vote or leave it blank to authorise your proxy to act in relation to your full entitlement.

I/We direct my/our proxy to vote on the following resolutions as I/we have indicated by marking the appropriate box with an ‘X’.

RESOLUTIONS	FOR	AGAINST	ABSTAIN

Resolution 1: Annual Report and Accounts

Resolution 2: Directors’ remuneration policy

Resolution 3: Directors’ remuneration report

Resolution 4: Re-appointment of Dr. Kunwar Shailubhai as Director

Resolution 5: Re-appointment of Gabriele Cerrone as Director

Resolution 6: Appointment of auditor

Resolution 7: Remuneration of auditor

Resolution 8: Grant of authority to the Directors to allot Ordinary Shares

Resolution 9: Disapplication of statutory pre-emption rights on allotment of shares

Signed……………………………	Date…………………..

NOTES:

1.	If you wish to vote at the Annual General Meeting but are unable to attend in person, you may appoint a proxy to exercise all or any of your rights to attend, speak and vote on your behalf by completing the form of proxy. A proxy need not be a member of the Company. Please fill in your name and address in the space provided. Unless you wish to appoint the Chairman of the Annual General Meeting as your proxy, please fill in your proxy’s name and address in the space provided and strike out the words “the Chairman of the meeting”. If you do not fill in the name and address of the proxy, the Chairman of the Annual General Meeting will be appointed as your proxy.

2.	Please mark the appropriate box with an “X” to indicate how you wish your proxy to vote on each resolution. Unless otherwise instructed, the proxy may vote or abstain from voting at his discretion in respect of the resolutions specified. An abstention option has been included on the Form of Proxy. The legal effect of choosing the abstention option on any resolution is that the shareholder concerned will be treated as not having voted on the relevant resolution. The number of votes in respect of which there are abstentions will however be counted and recorded, but disregarded in calculating the number of votes for or against each Resolution. Your proxy will vote or abstain from voting as he thinks fit on any other business (including amendments to resolutions) which may properly come before the Annual General Meeting.

3.	This form allows you to specify the number of shares in respect of which the proxy is to be entitled to exercise all or any of your rights to attend, speak and vote at the Annual General Meeting. If you do not specify a number of shares on the form, the proxy will be deemed made in respect of your entire holding of ordinary shares in the Company. If you wish to appoint more than one proxy, you must fill in a separate proxy form for each appointment. You may photocopy this form for any additional appointments. You should tick the box provided to indicate that the proxy is one of multiple instructions being given and fill in the number of shares in relation to which the proxy appointed by this form is entitled to act.

4.	Appointment of a proxy does not preclude a member from attending the Annual General Meeting and voting in person. If a member has appointed a proxy and attends the Annual General Meeting in person, such proxy appointment will automatically be terminated.

5.	Any alteration to this Form of Proxy must be initialled.

6.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations Act 2001, those shareholders registered in the register of members of the Company at close of business on 29 May 2019 will be entitled to attend and vote (whether in person or by proxy) at the Annual General Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the register after such time(s) and date(s) (as applicable) shall be disregarded in determining the rights of any person to attend and vote at the Annual General Meeting.

7.	To be valid, this form of proxy should be completed, signed and submitted (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority) electronically via www.signalshares.com, not later than 48 hours, excluding non-working days, before the time appointed for holding the Annual General Meeting or in the case of a poll taken subsequently to the date of the Annual General Meeting or any adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll or for holding the adjourned meeting.

8.	In the case of a corporation, this form must be executed under its common seal or under the hand of an officer or agent who is duly authorised in writing to sign on behalf of the corporation. In the case of an individual, this form must be signed by the individual or by an attorney duly authorised to sign on his/her behalf. Any power of attorney or any other authority under which the form is signed (or a duly certified copy of such power of attorney or authority) must be included with this form. In the case of joint shareholders, the signature of the senior shareholder (seniority to be determined by the order in which the names stand in the register of members) shall be accepted to the exclusion of all other joint holders. The names of all joint shareholders should be stated at the top of the form.

9.	CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service should refer to the notes to the notice of the Annual General Meeting.